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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                       (Amendment No. 2 - Final Amendment)

                             NUR MACROPRINTERS LTD.
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                       (Name of Subject Company (Issuer))

                             NUR MACROPRINTERS LTD.
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                       (Names of Filing Person (Offeror))

           OPTIONS TO PURCHASE ORDINARY SHARES WITH AN EXERCISE PRICE
                       EQUAL TO OR GREATER THAN $1.50 (US)
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                         (Title of Class of Securities)
                                    M75165106
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                      (CUSIP Number of Class of Securities)

                                   NETA BLOCH
                          12 Abba Hillel Silver Street
                                       Lod
                                  71111, Israel
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            (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of Filing Person)

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                                    Copy to:
                                RUBI FINKELSTEIN
                       Orrick, Herrington & Sutcliffe LLP
                                666 Fifth Avenue
                               New York, NY 10103
                                 (212) 506-5000
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                            CALCULATION OF FILING FEE
        Transaction Valuation*                   Amount of Filing Fee
        ---------------------                    --------------------
          $10,819,998.525                               $995.43**
 *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,027,166 ordinary shares of NUR Macroprinters Ltd. having an aggregate value of $10,819,998.525 as of May 16, 2002 will be cancelled and exchanged pursuant to the Offer. The aggregate value of the options was calculated using the "weighted average exercise price" of the eligible options. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals .000092 of such value.

 **Previously paid.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                     Amount Previously Paid:    $995.43
                     ----------------------
                     Form or Registration No.:  Schedule TO-I (File No. 5-56015)
                     ------------------------
                     Filing Party:              NUR  Macroprinters Ltd.
                     ------------
                     Date of Filing:            May 16, 2002
                     --------------
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ]   third-party tender offer subject to Rule 14d-1.
    [X]   issuer tender offer subject to Rule 13e-4.
    [ ]   going-private transaction subject to Rule 13e-3.
    [ ]   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]





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         This Amendment No. 2 (the "Final Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on May 16, 2002 (the "Original Statement"), relating to the Offer (as defined in the Original Statement) by NUR Macroprinters Ltd. to eligible optionholders to exchange, for compensatory purposes, all outstanding options to purchase ordinary shares of NUR granted under NUR's 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Stock Option/Stock Purchase Plan
(together, the "Stock Option Plans") that (a) have an exercise price equal to or greater than $1.50 (US) or (b) were granted to a participating optionholder between (i) the date that is six months preceding the date the Offer commences, and (ii) the date on which the options are cancelled that have a lower exercise price than any option that optionholder tenders ("Eligible Options"), for replacement options to purchase ordinary shares of NUR upon the terms and subject to the conditions described in the Offer. The Final Amendment also reports the final results of the Offer.

         Except as provided in the Final Amendment, the terms and conditions previously set forth in the Offer remain unaltered by the Final Amendment. Capitalized terms used and not defined in the Final Amendment have the meaning given to such terms in the Original Statement and its exhibits.

Item 4.  Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended to add the following sentences:

         The Offer expired at 5:00 p.m., Israel time, on June 15, 2002. Pursuant to the Offer, we have accepted for cancellation and exchange options to purchase 1,245,316 NUR ordinary shares, representing approximately 61.43% of the options eligible to be tendered pursuant to the Offer. Upon the terms and subject to conditions of the Offer, we will grant replacement options to purchase 1,245,316 NUR ordinary shares on the Replacement Grant Date in exchange for the options surrendered in the Offer.

Item 11.  Additional Information.

         (b) On May 29, 2002, the SEC commented on the Offer filed with the Original Statement. NUR responded to the comments from the SEC by (1) filing on June 7, 2002 an amended Tender Offer Statement Schedule TO and (2) corresponding with Pamela Carmody, Special Counsel, Office of Mergers and Acquisitions at the SEC. The letter submitted to Ms. Carmody is attached hereto as Exhibit (a)(5).

Item 12.  Exhibits.

         (a)(1)(i)*        Offering Memorandum dated May 13, 2002.

         (a)(1)(ii)*       Form of Election Form.

         (a)(1)(iii)*      Form of Notice of Change of Election.

         (a)(1)(iv)*       Form of Agreement to Grant Replacement Option.

         (a)(2)* The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum ("Purpose of the Offer; No Extraordinary Transactions; No Recommendation") is incorporated by reference into this Item 12(a)(2).

         (a)(3)-(4)        Not applicable.

         (a)(5) Correspondence with Pamela Carmody, Special Counsel, Office of Mergers and Acquisitions, Securities and Exchange Commission, dated June 7, 2002.

         (b)               Not applicable.

         (c)               Not applicable.



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         (d)(1)*           NUR Macroprinters Ltd. 2000 Stock Option Plan.

         (d)(2)* NUR Macroprinters Ltd. 1997 Stock Option Plan, previously filed as an exhibit to NUR's Annual Report on Form 20-F, filed with the SEC on December 31, 1997.

         (d)(3)* NUR Macroprinters Ltd. 1995 Stock Option/Stock Purchase Plan, previously filed as an exhibit to NUR's Form F-1, filed with the SEC on July 25, 1995.

         (d)(4)*           Form of Share Option Agreement for Asia.

         (d)(5)*           Form of Employee Share Option Plan Agreement for U.S.

         (d)(6)*           Form of Share Option Agreement for Europe.

         (d)(7)* Form of Share Option Agreement for Israel - Section 102 to the Income Tax Ordinance.

         (d)(8)* Form of Share Option Agreement for Israel - Section 3 to the Income Tax Ordinance.

         (g)               Not applicable.

         (h)               Not applicable.

* Previously filed on May 16, 2002 and hereby incorporated by reference, Schedule TO-I (File No. 5-56015).






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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           NUR Macroprinters Ltd.



Date:  June ___, 2002                      /s/ Erez Shachar
                                           President and Chief Executive Officer








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                                INDEX TO EXHIBITS

Exhibit Number        Description

(a)(5) Correspondence with Pamela Carmody, Special Counsel, Office of Mergers and Acquisitions, Securities and Exchange Commission, dated June 7, 2002.